Filed by Kyivstar Group Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Kyivstar Group Ltd.

Cohen Circle Acquisition Corp. I (Commission File No.: 001-42369)

Date: July 15, 2025

VEON @VEONGroup · 44s

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🇺🇦 Wrapping up an inspiring few days at URC25 in Rome

As this year's conference comes to a close, we reflect on a week filled with insightful and essential conversations around Ukraine's resilience, recovery, and long-term development.

It's been an action-packed week for the VEON delegation as we engaged with fellow businesses, investors and decision-makers on how the private sector can support Ukraine's future. Some key highlights:

📽️ Showcasing our VEON and @TwiyKyivstar video on the iconic @Nasdaq Tower in Times Square – a proud moment marking a key milestone as we advance toward Kyivstar's planned listing on Nasdaq.

💬 Hearing from Oleksandr Komarov, CEO of Kyivstar, on the European Business Association panel, where he spoke about the vital role of digital infrastructure in Ukraine's recovery.

🇺🇸 Joining the American Chamber of Commerce panel, where VEON Chairman and Founder @AugieFabela shared his vision for private sector investment as an essential part element of Ukraine's recovery.

We leave URC25 with renewed energy, a deep sense of purpose, and a continued commitment to standing with Ukraine.

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